MANORHAVEN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manorhaven Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manorhaven Capital LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Manorhaven Capital LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Manorhaven Capital LLC's management. Our responsibility is to express an opinion on Manorhaven Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Manorhaven Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Manorhaven Capital LLC auditor since 2017.
Matawan, NJ
February 26, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	222,266
Accounts receivable		10,000
Deposits with clearing broker		125,000
Receivable from clearing broker		66,018
Other assets		6,009
TOTAL ASSETS	$	429,293

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	208,010
MEMBER'S EQUITY		221,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	429,293

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on March 4, 1998 and became a broker-dealer on May 22, 1998. The Company is a wholly-owned subsidiary of Coincross LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company is also engaged in broker-dealer business that operates on a fully disclosed basis through its clearing broker RBC Capital Markets LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenues are recognized in accordance with recently issued Accounting Standards Updated No. 2014-09 (see note 9). In general, Investment banking activity retainers are recognized as revenue when billed and advisory fees are recognized when the transactions close and the fees have been earned.

Commission income and related clearing expenses are recorded on a trade date basis.

Receivable from clearing broker

Accounts receivable from the clearing broker are stated at the settlement amount at the end of each month and management expects to collect the amount at year end in full. The receivable from clearing broker was $66,018 at year end.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Payable

Commissions payable represents amounts due to the Company's independent contractors and registered representatives. These payables are due only upon collection of the outstanding receivable from the client.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3. FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2018, none of the assets and liabilities were required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2018.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* The Company occupies space in New York City under a lease expiring July 31, 2019. Future minimum lease payments for the year ending December 31, 2019 are as follows:

Year Ended December 31	
2019	24,500
	$ 24,500

There is also a commitment with the parent company on certain overhead costs. Please see note 8.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2018 or the year then ended.

5. CONCENTRATION OF CREDIT RISK FOR CASH

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $205,274 which exceeded the minimum requirement of $50,000 by $155,274. The Company's ratio of aggregate indebtedness to net capital ratio was 1.01 to 1.

8. RELATED PARTY TRANSACTIONS

In August 2017, the Company began to pay rent directly to the landlord and entered into a new expense sharing agreement with the parent company, which did not include the rent.

The Company operates pursuant to an expense agreement with the Parent. Payments under this agreement totaled $15,000 in 2018.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), which was amended by subsequent ASU's. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company has concluded that adoption of this ASU will not have a material effect on how the Company recognizes revenue, measures revenue, and presents disclosures in the financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014- 09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09. The Company has evaluated the new guidance and the adoption has not had a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.